Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Filer: Inter & Co, Inc.

CIK No. 0001864163

Subject Company: Banco Inter S.A.

Date: April 29, 2022

Registration Statement File Number: 333-260701

Announcement Regarding the Corporate Reorganization

On April 29, 2022, Banco Inter S.A., a Brazilian corporation (“Inter”), published an announcement in connection with the transaction to transfer the shareholder base of Inter to Inter & Co, Inc. (“Inter & Co”)(the “Corporate Reorganization”). The registration statement with respect to the transaction described has been file with the SEC with the file number 333-260701.

Free translations into English of the material fact (Exhibit I hereto) are attached to this document.

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to sell nor a solicitation of an offer to subscribe for or buy shares, nor is it a substitute for any offer materials that Inter & Co may file with the U.S. Securities and Exchange Commission (“SEC”). No offer of securities will be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, or pursuant to an exemption therefrom.

Additional Information

In connection with the Corporate Reorganization, Inter & Co has filed with the SEC a registration statement for the Inter & Co shares to be issued in the context of the Corporate Reorganization. BEFORE TAKING ANY VOTING OR INVESTING DECISION, SHAREHOLDERS OF INTER SHOULD CAREFULLY READ ALL OF THE REGISTRATION STATEMENT ON FORM F-4 AND PROSPECTUS REGARDING THE CORPORATE REORGANIZATION AND ANY OTHER RELEVANT DOCUMENTS AS THEY CONTAIN IMPORTANT INFORMATION ABOUT THE CORPORATE REORGANIZATION.

Forward-Looking Statements

Statements contained in this communication (or documents it incorporates by reference) that are not facts or historical information may be forward-looking statements. These forward-looking statements may, among other things, include statements about the proposed transaction involving Inter & Co and Inter; convictions related to value creation as a result of the proposed transaction involving Inter & Co and Inter; the intended schedule for completing the operation; benefits and synergies of the operation; and any other statements regarding the future beliefs, expectations, plans, intentions, financial condition or performance of Inter & Co and Inter. In some cases, terms such as estimate, project, anticipate, plan, believe, may, expectation, anticipate, intend, planned, potential, could, will/shall and similar terms, or the negative of these expressions, may identify forward-looking statements. These forward-looking statements are based on Inter & Co’s and Inter’s expectations and convictions about future events and involve risks and uncertainties that could cause actual results to differ materially from current ones.

EXHIBIT I

BANCO INTER S.A.

Corporate Taxpayer’s ID (CNPJ/ME) nº 00.416.968/0001-01

Company Registry (NIRE) 31.300.010-864

(Authorized Capital Publicly Held Company)

NOTICE TO THE MARKET

MANUAL FOR PARTICIPATION AND MANAGEMENT PROPOSAL RESUBMISSION

BANCO INTER S.A. (B3: BIDI3, BIDI4, BIDI11) (“Inter”), informs to its shareholders and to the market in general, that as of this date, it resubmitted the Management Proposal (“Management Proposal”) for the Extraordinary General Meeting to be held on May 12th, 2022 at 10:30 a.m. Brazil time (“EGM 05/12/2022”).

The resubmission has the intention to (i) confirm the execution of the instrument related to the financing of the Cash Out Option (as defined in the Protocol and Justification), and (ii) update information related to withdrawal rights granted to the shareholders in light of the discussions to be held at the EGM 05/12/2022. The same adjustments have been reflected in the Protocol and Justification for the Merger of Banco Inter Shares by Inter Holding Financeira S.A. (“Protocol and Justification”), which has been amended on the date of this Notice to the Market.

In regards to the withdrawal rights, the Management Proposal contains the same structure as the one presented for the corporate reorganization approved by the EGM held on November 25th 2021 (the “EGM of 11/25/2021”). The transaction to be discussed on the EGM 05/12/2022 contains differences related to the one disclosed on 05/24/2021 and approved by the EGM of 25/11/2021. In light of such changes and considering the clarifications provided to the Comissao de Valores Mobiliarios (“CVM”), the Management Proposal has been updated to: (i) extend the withdrawal right to the holders of preferred and common shares of Inter, and (ii) indicate that the withdrawal rights will be granted to the shareholders of Inter that have been owners of such ordinary or preferred shares (including those held in the format of units) at the closing of the trading day of April 14th 2022 (date immediately prior to the release of the relevant fact that announced the corporate reorganization).

The Manual for Participation and the Management Proposal and the related updated documentation are available to all shareholders at Inter’s offices and in our websites (i) of investor relations (www.ri.bancointer.com.br); (ii) on the CVM (www.gov.br/cvm), and (iii) on the B3 exchange (www.b3.com.br).

Belo Horizonte, April 29, 2022

HELENA LOPES CALDEIRA
CHIEF FINANCIAL AND INVESTOR RELATIONS OFFICER

ADDITIONAL INFORMATION TO US INVESTORS: This material fact is being released in connection with the proposed Corporate Reorganization involving Inter and Inter&Co. In connection with the Corporate Reorganization, Inter&Co has filed with the SEC a post-effective amendment to the registration statement for the Inter&Co shares to be issued in the context of the Corporate Reorganization. BEFORE TAKING ANY VOTING OR INVESTING DECISION, SHAREHOLDERS OF INTER SHOULD CAREFULLY READ ALL OF THE REGISTRATION STATEMENT ON FORM F-4 AND PROSPECTUS REGARDING THE CORPORATE REORGANIZATION AND ANY OTHER RELEVANT DOCUMENTS AS THEY CONTAIN IMPORTANT INFORMATION ABOUT THE CORPORATE REORGANIZATION.

The registration statement on form F-4 and prospectus, as amended as well as other filings containing information on the Inter&Co and the Corporate Reorganization are available free of charge on the SEC’s website (www.sec.gov).

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